The Clorox Company News Release



Clorox Reports 18% EPS Growth in Third Quarter; Raises Fiscal 2004 EPS Outlook and Provides Initial Outlook for Fiscal 2005

OAKLAND, Calif., May 6, 2004 – The Clorox Company (NYSE: CLX) (PSE: CLX) today announced that sales growth across all segments drove the company's strong earnings results for the third quarter of fiscal year 2004, which ended March 31, 2004.

"We are delighted with our third-quarter performance," said President and Chief Executive Officer Jerry Johnston. "We continued to build momentum, and displayed fundamental strength across the company. The continued focus and hard work of Clorox people around the world helped drive our strong top- and bottom-line results."

Clorox reported third-quarter net earnings of $126 million, or 59 cents per diluted share, compared with net earnings in the year-ago period of $110 million, or 50 cents per diluted share, for an increase of 9 cents per diluted share, or 18 percent.

Third-quarter sales grew 7 percent to $1.086 billion, compared with $1.019 billion in the base period, the largest year-over-year increase in eight quarters. Sales growth outpaced the 4 percent growth in volume primarily due to reduced coupon spending, price increases and favorable foreign exchange rates. Volume growth was driven by new products, all-time record shipments of Clorox® disinfecting wipes and Glad® trash bags, and increased shipments of Brita® water-filtration products, food products, charcoal and cat litter.

Gross margin in the third quarter declined 40 basis points versus the year-ago quarter to 45.1 percent, primarily due to unfavorable raw-material costs and increased warehousing and transportation costs. These factors were partially offset by strong cost savings and the benefit of increased sales and volume.

The company's working capital position averaged -1.9 percent of sales. Clorox generated $203 million of cash from operations in the third quarter, compared to $83 million in the year-ago period, an increase of 145 percent. This positive trend was due to higher earnings and lower working capital in the current period, and a $54 million pension contribution in the year-ago period.

Third-Quarter Results by Business Segment

Following is a summary of key third-quarter results by segment. All comparisons are with the third quarter of fiscal year 2003.

Household Products – North America

- 3% volume growth

- 6% sales growth

- 22% pretax earnings growth

Strong sales growth in the segment was driven by increased shipments of new products, including Glad® Press 'n Seal™ sealable plastic wrap, Clorox® Bleach Pen™ gel and Tilex® Mildew Root™ penetrator and remover. Also contributing to sales growth were all-time record shipments of Clorox® disinfecting wipes and Glad® trash bags, and increased shipments of Brita® water-filtration products and Clorox® 2 color-safe bleach. Partially offsetting these positive trends were decreased shipments of Clorox® ReadyMop™ due to intense competitive activity. Sales growth outpaced volume growth due to lower trade- and consumer-promotion spending versus the year-ago period and favorable Canadian exchange rates. Pretax earnings growth primarily reflected the benefit of higher sales and volume.

Specialty Products

- 5% volume growth

- 5% sales growth

- No change in pretax earnings

The segment's strong sales growth was driven by increased shipments of food products, charcoal and cat litter. The food products business delivered its ninth consecutive quarter of year-over-year volume growth, driven by increased shipments of Hidden Valley® bottled salad dressings and K C Masterpiece® barbecue products behind five new items. Kingsford® charcoal turned in its 12th consecutive quarter of year-over-year volume growth. The cat litter business delivered its eighth consecutive quarter of year-over-year volume growth for Scoop Away® cat litters and sixth consecutive quarter of year-over-year volume growth for Fresh Step® scoopable cat litter. Pretax earnings were unchanged versus the year-ago period, as the benefit of increased volume and cost savings was offset by costs related to the third-party production of some Match Light® charcoal.

Household Products – Latin America & Other

- 2% volume growth

- 13% sales growth

- 13% pretax earnings growth

Strong sales growth in the segment was primarily driven by favorable foreign exchange rates and volume growth, partially offset by unfavorable mix. Pretax earnings growth reflected increased sales and volume in Argentina due to economic recovery, improved consumption and market share gains in Venezuela and increased distribution of cleaning products in Asia-Pacific.

Fiscal 2004 Outlook

For the fourth quarter, Clorox continues to expect mid-single-digit volume growth compared to the year-ago period, with sales growing faster than volume. The company still anticipates fourth-quarter earnings per diluted share in the range of 82 cents to 85 cents.

Consistent with its long-term goals, Clorox for fiscal 2004 continues to expect volume and sales growth in the range of 3 percent to 5 percent and double-digit growth in earnings per diluted share. Due to strong earnings in the third quarter, the company now anticipates earnings from $2.52 to $2.55 per diluted share.

Initial Fiscal 2005 Outlook

Clorox expects that fiscal year 2005 results will be consistent with the company's previously communicated long-term expectations for sales and volume growth of 3 percent to 5 percent. The company anticipates earnings per diluted share in the range of $2.58 to $2.66, with potential upside if the company resumes its board-authorized stock-repurchase programs. As previously communicated, Clorox's major shareholder, Henkel KGaA, has announced it might sell some or all of its stake in Clorox to fund its acquisition of The Dial Corporation. While Clorox remains authorized to purchase shares of its common stock under board-authorized repurchase programs, the company is temporarily holding off doing so pending further developments and further discussions with Henkel.

For the first quarter of fiscal 2005, Clorox anticipates sales and volume growth of 3 percent to 5 percent. The company expects earnings per diluted share in the range of 53 cents to 55 cents. First-quarter earnings-per-diluted-share expectations include a 9 cent estimate for possible restructuring charges related to the company's Glad® U.S. manufacturing operations. No decisions on restructuring activities have been made, and any such actions require board review and approval. First-quarter earnings are expected to be impacted by significant spending to launch another gamechanger product, while also supporting the company's investment in Clorox® ToiletWand™ disposable toilet cleaning system, a gamechanger launched in April 2004. Clorox uses the term "gamechanger" to describe significant product innovations that produce meaningful growth for the category and the company. Another recent example is Glad® Press 'n Seal™ sealable plastic wrap, which addressed two of consumers' biggest complaints about plastic wrap – ease of use and ability to cling.

Note: Percentage and basis-point changes noted in this news release are calculated based on rounded numbers. The company has posted additional details about its results at www.clorox.com/investors/qr.html.

Today's Webcast

Today at 10:30 a.m. Pacific time (1:30 p.m. Eastern time), Clorox will host a live audio webcast of a discussion with the investment community regarding the company's third-quarter results. The webcast can be accessed at www.clorox.com/investors. Following a live discussion, a replay of the webcast will be archived for one week on the company's Web site.

Clorox to Discuss Strategic Plan in September

Clorox will host a conference for the investment community in New York on Sept. 28, 2004. CEO Jerry Johnston and members of the company's management team will present a new long-term strategic plan and financial targets. The media and public will be able to listen to a live audio webcast of the presentation. Details will be posted at www.clorox.com closer to the event date.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2003 revenues of $4.1 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All[®] and STP[®] auto care products, Fresh Step[®] and Scoop Away[®] cat litters, Kingsford[®] charcoal briquets, Hidden Valley[®] and K C Masterpiece[®] dressings and sauces, Brita[®] water-filtration systems, and Glad[®] bags, wraps and containers. With 8,900 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $55 million to nonprofit organizations, schools and colleges; and in fiscal 2003 alone made product donations valued at $5 million. For more information about Clorox, visit www.clorox.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the company's SEC Form 10-K for the year ended June 30, 2003, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events, competitors' actions, the company's costs, the effects on cash flow of tax payments, the success of information systems design and implementation, the ability to manage and realize the benefits of joint ventures and other competitive relationships, risks inherent in litigation and international operations, the success of new products, the integration of acquisitions, and environmental, regulatory and intellectual property matters

Contacts

Dan Staublin – Media Relations (510) 271-1622

Steve Austenfeld – Investor Relations (510) 271-2270

Condensed Consolidated Statements of Earnings (Unaudited)

In millions, except share and per-share amounts

	Three Months Ended		Nine Months Ended	
	3/31/04	3/31/03	3/31/04	3/31/03
Net sales	$1,086	$1,019	$3,081	$2,992
Cost of products sold	596	555	1,722	1,595
Gross profit	490	464	1,359	1,397
Selling and administrative expenses	164	150	415	397
Advertising costs	107	119	301	333
Research and development costs	22	20	61	53
Asset impairment costs	-	-	-	33
Interest expense	8	6	21	22
Other income, net	(6)	(4)	(5)	(1)
Earnings from continuing operations before income taxes	195	173	566	560
Income taxes	68	61	198	203
Earnings from continuing operations	127	112	368	357
Losses from discontinued operations, net of tax benefits of $0 for each three-month period, and $2 and $7 for the nine-month periods ended March 31, 2004 and 2003, respectively	(1)	(2)	(4)	(13)
Net earnings	$126	$110	$364	$344

Net earnings (losses) per common share

Basic

Continuing operations	$0.60	$0.52	$1.74	$1.64
Discontinued operations	(0.00)	(0.01)	(0.02)	(0.06)
Basic net earnings per common share	$0.60	$0.51	$1.72	$1.58

Diluted

Continuing operations	$0.59	$0.51	$1.72	$1.62
Discontinued operations	(0.00)	(0.01)	(0.02)	(0.06)
Diluted net earnings per common share	$0.59	$0.50	$1.70	$1.56

Weighted average shares outstanding (in thousands)

Basic	211,213	216,414	211,456	218,528
Diluted	213,606	218,696	214,052	221,078

Segment Information (Unaudited)

In millions

	Net Sales			Earnings from Continuing Operations Before Income Taxes		
	Three Months Ended		%	Three Months Ended		%
	3/31/2004	3/31/2003	Change [1]	3/31/2004	3/31/2003	Change [1]
Household Products – North America	$583	$549	6%	$149	$122	22%

Specialty Products	361	344	5%	135	135	0%
Household Products – Latin America/Other	142	126	13%	34	30	13%
Corporate	-	-	-	(123)	(114)	-8%
Total Company	$1,086	$1,019	7%	$195	$173	13%

(1) Percentages based on rounded numbers



The Clorox Company
Supplemental Volume Growth Information

Business Unit	% Change vs. Prior Year								Major drivers of change - Q3
	FY03						FY04		
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	
Laundry Care	3%	-4%	-3%	1%	0%	2%	14%	9%	*Clorox Bleach Pen* launch and increased *Clorox2* shipments behind merchandising support.
Home Care	20%	11%	-3%	-1%	6%	-2%	-1%	-4%	Competitive activity in the floor care brands partially offset by strong shipments of *Clorox* disinfecting wipes and *Tilex*.
Water Filtration	11%	4%	14%	0%	8%	-13%	-2%	21%	Strong shipments due to merchandising behind pour-through products and distribution gains for faucet-mount products.
Bags & Wraps	-1%	6%	5%	11%	5%	11%	9%	9%	Record quarter volume due to launch of *Glad Press 'n Seal* and record *Glad* trash bag shipments behind distribution gains and merchandising activities.
Total Household Products - North America	**7%**	**3%**	**-2%**	**2%**	**2%**	**1%**	**5%**	**3%**	
Household, excluding divestitures	*9%*	*5%*	*0%*	*2%*	*4%*	*1%*	*5%*	*3%*	
Seasonal Products	0%	-9%	5%	1%	1%	5%	6%	4%	Record quarter charcoal shipments behind merchandising support and increased early season distribution.
Seasonal, excluding divestitures	*8%*	*5%*	*10%*	*2%*	*6%*	*8%*	*8%*	*5%*	
Cat Litter	-3%	3%	2%	1%	1%	6%	5%	4%	Record quarter volume driven by distribution gains and merchandising support.
Cat Litter, excluding divestitures	*-2%*	*7%*	*13%*	*10%*	*7%*	*17%*	*13%*	*4%*	
Auto Care	0%	-1%	7%	-3%	1%	-11%	-5%	-2%	Discontinuation of private label in the performance category, partially offset by increased *Armor All* shipments.

Dressings & Sauces	15%	12%	7%	16%	12%	15%	10%	14%	Record quarter volume behind new products and distribution gains.
Total Specialty Products	**2%**	**2%**	**5%**	**3%**	**3%**	**4%**	**4%**	**5%**	
Specialty, excluding divestitures	*4%*	*6%*	*9%*	*5%*	*6%*	*7%*	*7%*	*5%*	
Total Household Products - Latin America/Other	**-7%**	**-9%**	**-4%**	**3%**	**-4%**	**4%**	**5%**	**2%**	Growth in Argentina due to economic recovery, improved consumption and market share gains in Venezuela and increased distribution of cleaning products in Asia Pacific, partially offset by competitive activity in Mexico.
LatAm/Other, excluding divestitures	*-6%*	*-8%*	*-4%*	*4%*	*-3%*	*5%*	*5%*	*3%*	
Total Clorox	**3%**	**1%**	**0%**	**2%**	**2%**	**2%**	**4%**	**4%**	
Total, excluding divestitures	*5%*	*3%*	*2%*	*4%*	*4%*	*3%*	*6%*	*4%*	
Total North America, excl. divestitures	*7%*	*5%*	*3%*	*3%*	*5%*	*3%*	*6%*	*4%*	

The Clorox Company
Supplemental Balance Sheet and Cash Flow Information – Preliminary* (unaudited)
For the quarter ended March 31, 2004

Working Capital (WC) Update

	Q3 '04 ($ million)	Q3 '03 ($ million)	Change ($ million)	Days '04	Days '03	Change
Receivables, net	444	458	-14	33	35	-2 days
Inventories	342	303	+39	49	47	+2 days
Accounts payable	304	308	-4	38	44	-6 days
Accrued liabilities	580	509	+71			
Total WC[(1)]	-91	-61	-30			
Avg WC% Net sales[(2)]	-1.9%	-1.9%	0.0 pts			

- Receivables declined due to improved collection of trade receivables.
- Inventory increased due to more normalized preseason build of charcoal inventory levels versus the year ago period.
- Accounts payable days decreased due to prior year outstanding invoices associated with Delta Phase I implementation costs.
- Accrued liabilities increased as a result of higher tax-related and other accruals.

Depreciation and amortization was $49 million

Cash provided by operations

- Preliminary net cash provided by operations was $203 million, 19 percent of net sales and 145 percent above the year-ago quarter, due to higher earnings and lower working capital in the current period and a $54 million pension contribution in the year-ago period.

Capital expenditures were $36 million

- $25 million related to infrastructure improvements, cost savings and new products.

- $11 million for process and systems implementation ("Project Delta").

*Preliminary figures. Final numbers will be published in our Form 10-Q.
[1]Current assets minus current liabilities excluding cash and short term debt.
[2]Based on a two points average working capital divided by annualized net sales *(current quarter Net sales x 4).*